Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Pear Therapeutics, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

704723105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704723105	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,100,078
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,100,078

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,100,078
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person CO

CUSIP No. 704723105	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,100,078
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,100,078

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,100,078
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person PN

CUSIP No. 704723105	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons SVF II AIV (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,100,078
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,100,078

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,100,078
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 704723105	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons SVF II Cobbler (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,100,078
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,100,078

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,100,078
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 704723105	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

Pear Therapeutics, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

200 State Street, 13th Floor, Boston, MA 02109.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Global Advisers Limited

SoftBank Vision Fund II-2 L.P.

SVF II AIV (DE) LLC

SVF II Cobbler (DE) LLC

(b)	Address or Principal Business Office:

The principal business address for SB Global Advisers Limited is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The principal business address for SoftBank Vision Fund II-2 L.P. is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The principal business address for each of SVF II AIV (DE) LLC and SVF II Cobbler (DE) LLC is 251 Little Falls Drive, Wilmington, DE 19808.

(c)	Citizenship of each Reporting Person is:

SB Global Advisers Limited is organized under the laws of England and Wales. SoftBank Vision Fund II-2 L.P. is organized under the laws of Jersey. Each of SVF II AIV (DE) LLC and SVF II Cobbler (DE) LLC is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

704723105

ITEM 3.

Not applicable.

CUSIP No. 704723105	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of shares of Class A Common Stock of the Issuer based upon 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021, as reported in the Issuer’s prospectus filed with the SEC on January 3, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Global Advisers Limited	12,100,078	8.8%	0	12,100,078	0	12,100,078
SoftBank Vision Fund II-2 L.P.	12,100,078	8.8%	0	12,100,078	0	12,100,078
SVF II AIV (DE) LLC	12,100,078	8.8%	0	12,100,078	0	12,100,078
SVF II Cobbler (DE) LLC	12,100,078	8.8%	0	12,100,078	0	12,100,078

SVF II Cobbler (DE) LLC is the record holder of 12,100,078 shares of Class A Common Stock. SoftBank Vision Fund II-2 L.P. is the managing member of SVF II AIV (DE) LLC, which is the sole member of SVF II Cobbler (DE) LLC.

SB Global Advisers Limited has been appointed as manager and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 704723105	Schedule 13G	Page 7 of 9

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 704723105	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SB Global Advisers Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SVF II AIV (DE) LLC

By:	/s/ Ian McLean
Name:	Ian McLean
Title:	Director

SVF II Cobbler (DE) LLC

By:	/s/ Ian McLean
Name:	Ian McLean
Title:	Director

CUSIP No. 704723105	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.